Filed by 1st United Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: 1st United Bancorp, Inc.
Commission File No. 333-178448

On February 13, 2012, the following slide presentation was presented by 1st United Bancorp, Inc. at an analyst conference.

Forward Looking Statements Disclosure

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities
Litigation Reform Act of 1995.  Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially.  The following factors, among others, could cause our actual results to differ: the satisfaction of closing conditions for the Anderen acquisition; receipt of approval by the shareholders of Anderen for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; disruption to our business as a result of the announcement and pendency of the Anderen acquisition; our ability to successfully integrate the operations of companies and banks we may acquire in the future; our need and our ability to incur additional debt or equity financing; our ability to comply with the terms of the loss sharing agreements with the FDIC; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing, including the impact on our noninterest margin from the repeal of Regulation Q; negative publicity and the impact on our reputation;
technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our
Bylaws; and our ability to manage the risks involved in the foregoing.  In addition, if and when the Anderen transaction is consummated, there will be risks and uncertainties related to 1st United’s ability to successfully integrate the business and employees of 1st United and Anderen, including the failure to achieve expected gains, revenue growth, and/or expense savings.  These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site
(http://www.sec.gov) or on request from 1st United. Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United does not assume any obligation to update forward-looking statements or the reasons why actual results could differ.

Non-GAAP Financial Measures

This presentation contains supplemental financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  1 st United’s management uses these non-GAAP measures in its analysis of 1st United’s performance. These measures should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.  Management believes the presentation of the following non-GAAP financial measures, which exclude the impact of the specified items, provides useful supplemental information that is essential to a proper understanding of the financial results of 1st United.  Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by 1st United.

1.  Tangible common equity (TCE) excludes goodwill and intangible assets and preferred equity.  Banking and financial institution regulators also exclude goodwill and intangible assets from shareholders’ equity when assessing the capital adequacy of a financial institution. Tangible common equity provides a method  to assess the company’s tangible capital trends.

2.  Tangible assets (TA) excludes goodwill and intangible assets.  When tangible assets are compares to tangible common equity, the comparison provides a method to assess to assess the company’s tangible capital trends.

3.  Tangible book value expresses tangible common equity on a per-share basis. Tangible book value provides a method to assess the level of tangible net  assets on a per-share basis.

Management believes the use of non-GAAP measures will help readers compare 1st United’s current results to those of prior periods.
For a reconciliation of these non-GAAP financial measures, please refer to the Appendix to this presentation.

Additional Information and Where to Find It

1st United filed with the SEC a registration statement on Form S-4, in which a proxy statement of Anderen was included and a prospectus of 1st United was included, and other documents in connection with the proposed acquisition of Anderen.  The proxy statement/prospectus was sent to the shareholders of Anderen.  Before making any decision with respect to the proposed transaction, shareholders of Anderen are urged to read the proxy statement/prospectus and other relevant materials because these materials contain important information about the proposed transaction.  The registration statement and proxy statement/prospectus and other documents which was filed by 1st United with the SEC is available free of charge at the SEC’s website, www.sec.gov, or by directing a request to 1st United, One North Federal Highway, Boca Raton, FL 33432, Attention:
Investor Relations; or by directing a request to Anderen Financial, Inc., 3450 East Lake Road, Palm Harbor, FL 34685, Attention:
Investor Relations.  Certain executive officers and directors of Anderen have interests in the proposed transaction that may differ from the interests of shareholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

Experienced Management Team

   Rudy E. Schupp

Chief Executive Officer

37 Years Experience

CEO Since July 2003

President and CEO of 1st
United Bank

   Warren S. Orlando

Chairman

37 Years Experience

Chairman Since July
2003

   John Marino

President

27 Years Experience

President Since July 2003

COO and CFO of 1st
United Bank

Chief Lending Officer

23Years Experience

EVP/Chief Lending
Officer since 2007; prior
served as SVP, Team
Leader Business Banking

   Wade A. Jacobson

2011 Accomplishments

Grew core earnings

Maintained strong net interest margin

Continued stability on classified assets

Raised $35 million in common equity

Integrated the former Bank of Miami acquisition in May 2011

Acquired Old Harbor Bank from the FDIC on October 21, 2011
(closed 3 of 7 banking centers in January 2012)

Entered into Central Florida market

Entered into Definitive Agreement to acquire Anderen Financial,
Inc.

Expansion of Central Florida Market

Business Overview – December 31, 2011

7th largest Florida headquartered,  publicly-held bank

$1.421 billion in assets

$1.182 billion in deposits

27.9% non-interest bearing deposits

Serving Florida banking markets since 2003

19 hub banking centers in Florida

16 of the hub offices in Florida’s 4 largest banking markets

Business Banking Focus with Strong Asset Quality

A focus on the commercial banking segment

NPAs/Assets of 4.01% (includes $23.0 million of covered loans and other real estate) versus Florida average of 7.82% - excluding covered assets NPA/Asset ratio is 2.39%

46% of total loans covered by Loss Sharing Agreements

Minimal exposure to land and construction loans

Rock solid capital position

11.72% TCE/TA *

11.79% Leverage

23.97% Tier 1

*  Non-GAAP financial measure.  See reconciliation in the Appendix.

Business Overview (continued)

1st United

Old Harbor

Anderen

Source: SNL Financial.

Winter Park branch

Palm Harbor branch

Clearwater branch

Tampa branch

Countryside branch

Palm Harbor branch

New Port Richey branch

Dunedin branch

Anderen management team continuing with the combined
organization provides significant in-market resources to
successfully grow the Central Florida franchise.

Density of newly acquired branches provides the potential for branch consolidation.

Business and Value Drivers

Maintain our strong NIM

Grow the best core deposit mix in Florida banking (Non-Interest Bearing

             Deposits 28% at December 31, 2011)

A relentless focus on asset quality through inclusive, system-wide orchestrated credit regime

Successful, opportunistic bank acquisition program

Attraction of talented bankers

Maintain focus on safety and soundness

Commitment to our shareholder value proposition

Quality Growth – thru 12-31-11

Total Assets ($000)

Total Deposits ($000)

Equitable

Citrus

First
Western

Republic
Federal

The Bank
of Miami

Old
Harbor

Net interest margin was 4.55% and 4.76% for the three months and year ended December 31, 2011.  Inclusive in net interest income was
$1.4 million and $4.3 million, respectively, for the three months and year ended December 31, 2011, of discount accretion on acquired loans which were resolved at above their carrying value.  Excluding these amounts, core net interest margin* was 4.10% and 4.36% for the three months and year ended December 31, 2011.  Charges of $1.4 million and $3.8 million were recorded for the three months and year ended
December 31, 2011 to reduce the FDIC Loss Share Receivable for assets that were disposed of above their discounted values.

At December 31, 2011, 1st United also had $100 million  in excess liquidity earning 25 basis points (despite over $66 million in net investment security purchases during the year and including initial
Old Harbor deposits).

2011 Results

*Non-GAAP financial measure

Incurred during the quarter and year ended December 31, 2011 were merger related charges of approximately $542,000 and $3.1 million, related to the TBOM acquisition and integration, and the Old Harbor acquisition.

Non-performing assets, not subject to loss share agreements, was 2.39%
at December 31, 2011 compared to 2.09% at September 30, 2011.  The increase was primarily due to an increase in nonaccrual loans due to one loan for $11.4 million with a reserve of $1.3 million, offset by resolutions during the quarter.

The allowance for loan losses was $12.8 million at December 31, 2011 as compared to $13.3 million at September 30, 2011.

Total loans covered under loss share agreements increased by $116.7 million to 46% of total loans due to the acquisition of Old Harbor as of
December 31, 2011.

2011 Results

Financial Highlights

Summary Common Stock Data (December 31, 2011)

(dollars in thousands except per share data)

Total Shares Outstanding

30,569,032

Total Shareholders’ Equity

$215,353

Book Value Per Common Share

$7.04

Tangible Book Value Per Common Share*

$5.24

* Non-GAAP financial measure.  See reconciliation in the Appendix.

1st United

(dollars in thousands)

QTD

YTD

Net Interest Income

$

14,251

$

54,060

Provision for Loan Losses

2,200

7,000

Net Interest Income after Provision

12,051

47,060

Non Interest Income

467

1,739

Non Interest Expense

11,129

*

42,845

*

Pretax Income

1,389

5,954

Income Tax

532

2,282

Net Income

$

857

$

3,672

* includes approximately $542,000 and $3.1 million of merger related expenses for the quarter and year ended December 31, 2011, respectively, related to The Bank of Miami and Old Harbor transactions.

Robust Capital Position – December 31, 2011

*  Non-GAAP financial measure.  See reconciliation in the Appendix.

Capital Ratios

As Reported

Tier 1 Risk

-

Based

23.97

%

Total Risk

-

Based

25.23

%

Leverage

1

1.79

%

Book Value

$

7.0

4

Tangible Book Value

*

$5.

24

Well-Diversified Loan Portfolio (December 31, 2011)

46% of Total Loans Covered by

Loss Share Agreements

(Dollars in thousands)

Outstanding Loans

Loan Type

Number

of Loans

Balance

Outstanding

% of Loan

Portfolio

% of Total

Assets

Commercial

700

$

1

72,026

19.53%

12.10%

Commercial Real Estate

541

455,852

51.76%

32.07%

Consumer

224

12,083

1.37%

0.85%

C

onstruction and Land Development

68

44,136

5.01%

3.11%

Residential

874

196,680

22.33%

13.84

%

Total

2,407

$

880,777

100

.00

%

61.97%

Funding Mix 12/31/11

100% Core Deposits

Funding Composition

Well Positioned For Higher Short Term Rates

Deposit Mix 12/31/11

Strong Credit Quality

Allowance for Loan Losses / Loans (%)

Net Charge-Offs / Avg. Loans (%)

*

*46% of loans and 82% of OREO covered assets under
FDIC loss share protection

NPAs/Assets at Dec 31, 2011 of 4.01%

Excluding loss share loans at 2.39%

December 31,

2011

December 31,

2010

Allowance for loan losses /

total loans

1.46%

1.49%

Allowance for loan losses /

uncovered total loans

2.71%

2.58%

Allowance for loan losses /

uncovered nonperforming loans

40.74%

71.04%

Allowance for Loan Losses

Classified and Nonperforming Assets

(dollars in thousands)

Loans Subject to

Loans Not Subject to

Loss Share Agreements

Loss Share Agreement

Special

Sub-

Special

Sub-

Total

Pass

Mention

Standard

Pass

Mention

Standard

Residential Real Estate:

First mortgages

$140,128

$95,151

$1,363

$4,622

$26,156

$5,567

$7,269

HELOCs and equity

56,552

9,056

-

323

39,774

5,449

1,950

Commercial:

Secured - non-real estate

116,886

25,521

748

228

81,132

6,160

3,097

Secured - real estate

44,716

15,466

251

1,013

15,639

1,663

10,684

Unsecured

10,424

2,953

-

-

7,029

-

442

Commercial Real Estate:

Owner occupied

173,505

46,173

8,478

798

97,428

10,036

10,592

Non-owner occupied

241,902

132,822

6,277

2,737

76,072

12,776

11,218

Multi-family

40,445

30,970

1,904

2,077

4,817

677

-

Construction and Land Development:

Construction

8,173

3,246

-

87

4,840

-

-

Improved land

18,447

5,743

-

-

7,203

1,290

4,211

Unimproved land

17,516

6,922

222

80

7,777

-

2,515

Consumer and other

12,083

1,069

-

-

10,877

5

132

Total

$880,777

$375,092

$19,243

$11,965

$378,744

$43,623

$52,110

Total September 30, 2011

$787,693

$278,701

$27,670

$7,811

$376,576

$48,782

$48,153

Loan Classifications (December 31, 2011)

Nonperforming Assets

As of December 31

, 2011

(Dollars in Thousands)

Loan Type

Balance

Outstanding

Nonaccrual

Loan

Balance

NAL % of

Outstanding

Balance

60

-

89 Days Past

Due Balance

% Covered

Assets

Residential

$

196,680

$10,692

5

%

$

—

56%

Commerci

al Real Estate

455,852

19,297

4

%

318

51

%

Construction & Land

Development

44,136

431

1

%

—

37%

Commercial

172,026

13,053

8

%

146

27%

Consumer

12,083

3

—

—

9

%

Total

$880,777

$

43

,476

(1)

5

%

$464

46%

9/30/2011

$787,693

$32,021

(

2

)

4

%

$273

4

0

%

(1)

Includes $

12.0

million of loss share loans

(

2

)

Includes $7.6 million of loss share loans

Troubled Debt Restructurings

(dollars in thousands)

12/31/11

Balance

Loan Type

Residential Real Estate

$  2,306

Commercial Real Estate

11,394

Construction and Land

6,013

Commercial

2,124

Total

$21,837

Notes as of December 31, 2011:

1st United TDRs carry an average yield of 4.63%

Period of modification is short term; less than 2 years

Five TDRs were on non-accrual status for $7.1 million

TDRs are not reinstated until minimum 6 months of P&I payments

TDRs are considered impaired

Other Real Estate – December 31, 2011

(dollars in thousands)

Assets Not Subject to

Loss Share

Agreements

Assets Subject to

Loss Share

Agreements

Total

Commercial Real Estate

.....................

$

1,922

$

8,067

$

9,989

Residential

..........................................

532

2,991

3,523

Total

...................................................

$

2,454

$

11,058

$

13,512

NOTE:  Approximately

$

2.5 million

under contract or have closed subsequent to

quarter

end

10/1/07 – Announced the
merger with Equitable
Financial Group, which had
approximately $180 million
in assets and 5 branches in
Broward and Miami-Dade
Counties.  Filled out base
franchise in Broward and
provided an entry point into
Miami-Dade.

2/27/08 – Announced the
acquisition of the banking center
network (6 branches, 3 retained),
substantially all the deposits ($88
million), and much of the loan
portfolio ($38 million) of Citrus
Bank, N.A. in a P&A transaction.

5/5/08 – Sold $6.6 million of
preferred stock in a private
offering.  Also raised $10.4
million through a Rights
Offering of common stock.

3/13/09 – Issued and sold $10
million of preferred stock to
Treasury as part of the TARP
program; redeemed TARP
preferred on 11/18/09.

12/11/09 – Acquired
Republic Federal
Bank, N.A. through a
FDIC-assisted
transaction ($307
million in assets, $350
million in deposits).

12/17/10 – Acquired
The Bank of Miami,
N.A. through a FDIC-
assisted transaction
($405 million in assets,
$255 million in
deposits).

9/23/09 – Raised
$80.5 million
through an initial
public offering of
common stock.

  2007

  2008

  2009

  2010

  2011

3/22/11 – Raised
$37.4 million
through a follow-
on common stock
offering

10/24/11 – Announced
the acquisition of Palm
Harbor, Fla.-based
Anderen Financial, Inc.
($209 million in
assets).

10/21/11 – Acquired Old
Harbor Bank through an
FDIC-assisted transaction
(approximately $210
million of assets
purchased; $213 million of
deposits assumed).

December 31, 2006

$332 million in assets

6 branches

December 31, 2011

$1.6 Billion in assets

23 branches

(1)

(1)

Information pro forma for Anderen

Executing on Growth

Transaction History

Proven ability to extract cost savings

* Anticipated close

Experienced Acquirer and Integrator

Assets At

Acquisition

Date

Acquisition

Acquired Bank

Headquarters

Type

Announced

Integrated

($MM)

Advantage Bank

Boca Raton, FL

Whole Bank

7/03

NA

$49

First Western Bank

Cooper City, FL

Whole Bank

4/04

7/04

31

Equitable Bank

Fort Lauderdale, FL

Whole Bank

2/08

5/08

180

Citrus Bank, N.A.

Vero Beach, FL

Divestiture

8/08

8/08

90

Republic Federal  Bank, N.A.

Miami, FL

FDIC

12/09

5/10

307

The Bank of Miami, N.A.

Miami, FL

FDIC

12/10

4/11

405

Old Harbor Bank

Clearwater, FL

FDIC

10/11

Q1 2012 *

210

Anderen Financial, Inc.

Palm Harbor, FL

Whole Bank

10/11

Q2 2012 *

209

ACQUIRED OLD HARBOR BANK

ON OCTOBER 21, 2011

Old Harbor Bank of Florida

(dollars in thousands)

Gross Earning Loans Acquired

$149,186

ORE

$3,045

Net Deposits Acquired

$209,541

Total Branches Acquired

7

(1)

Conversion / Integration – Anticipated

March 2, 2012

(1)  Three branches were closed in January 2012.

Transaction Structure – Old Harbor

$8.5 million discount on assets acquired

0% premium on assumed deposits

$149 million of covered loans              ($125mm commercial / $24mm
residential loans)

FDIC assumes 70% of up to first $49 million of losses

Included in loan balance was approximately $32 million of non performing loans

Approximately $3.0 million in ORE covered by loss share

Cash (at book value), securities (at fair market value) and other tangible assets acquired at fair value

Discount /
Premium

Loss Share

Agreement

Other Assets

Asset Discount     = ($8.5) million

Deposit Premium =  $  0.0 million

Net Bid                         =  ($8.5) million

Preliminary Estimate of Accounting Impact – Old Harbor

Goodwill amount under FASB ASC Topic 805 (formerly FAS 141R) as the acquisition date fair value of the assets acquired is anticipated to be less than the liabilities assumed.  The goodwill amount is $7 million and resulted in a slight dilution to book value per share

Acquired approximately $122 million in higher cost time deposits and are using 1 st United’s existing liquidity to substantially reduce this balance.
Remaining deposits of approximately $102 million at year end

Above amounts subject to change as we continue to evaluate the estimated fair values of the assets, particularly loans and other real estate owned, acquired

ENTERED INTO DEFINITIVE AGREEMENT

TO ACQUIRE ANDEREN BANK

ON OCTOBER 24, 2011

Summary of Transaction Terms

Purchase Price

Approximately $38.0 million ($2.0 million less than Anderen Financial’s tangible equity which was $40.0 million at December 31, 2011)

Consideration

50% stock / 50% cash consideration mix

Exchange Ratio

For stock portion, the exchange ratio is determined as follows:

If FUBC stock price < $5.37 (TBVPS as of 6/30/11), then exchange ratio is fixed based on a $5.37 stock price
(however, if stock price falls below $4.50, Anderen may terminate the transaction)

If FUBC stock price is between $5.37 - $6.50, then exchange ratio floats

If FUBC stock price > $6.50, then exchange ratio is fixed based on a $6.50 share price

If FUBC stock price > $8.00, then FUBC may terminate the transaction

Deal Protection

$2 million termination fee, under certain circumstances

Pricing

Price / Tangible Book Value = 95%

Due Diligence

Completed comprehensive due diligence

Board
Representation

1 Director from Anderen to join both 1st United Bancorp and 1st United Bank board; 1 additional Director to serve on 1st United Bank board

Anticipated Closing

Second Quarter 2012 – All regulatory approvals received

Compelling Strategic Rationale

Advances objective of profitable growth and capital deployment

Complements the FDIC-assisted acquisition of Old Harbor (Clearwater, FL)

Anderen’s 4 branches provide additional scale to Old Harbor’s 4 branch network in
Central Florida

Strategic market expansion into the Central Florida market

Legacy market for 1st United’s management team as prior institution operated successfully in both the Orlando and Tampa markets

Adds a measure of market diversity to 1st United’s existing South Florida footprint which offers different risk/reward elements

1st United’s current footprint, in addition to the Central Florida market, positions the franchise to benefit from a presence in the best banking markets in Florida

Will provide for enhanced growth opportunities in a market that at times operates differently than Southeast Florida

1st United’s scalable platform facilitates a readily achievable level of cost savings resulting from increased operating leverage across a number of business units.

Additional management talent, which includes Anderen’s Chairman & President as well as its CEO, with significant experience in Central Florida positions 1st United for growth and expansion in these markets.

Strong pro forma capital levels and enhanced market presence opens up additional acquisition opportunities which enable 1st United to continue to execute upon its franchise expansion goals

Summary

Attractive transaction economics

Meaningfully accretive to EPS in the first full year

Earn-back of tangible book value dilution within 3 years

Substantial expense efficiencies identified

Although not modeled, significant revenue synergy opportunities exist

Opportunity to lower funding costs to 1st United levels

Effective capital deployment

Proven track record of seamless integrations and realization of efficiencies

Strong pro forma capital and liquidity levels retain 1st United’s strategic flexibility

Strengthens the Company’s growth prospects and franchise development momentum

Entry into the attractive urban markets of Orlando and Tampa

Provides platform for increased market share in new markets

Transaction will add to the depth of talent in the combined company’s management team and board of directors

INVESTMENT MERITS

Investment Merits

Strong core earnings power

Approximately 54% of the loan portfolio pro forma after the Anderen transaction will be subject to loss share or will have been recently marked

Strong and conservative balance sheet

Experienced with FDIC transactions

Proven Florida management team

Good organic growth opportunities

Enviable core deposit base

A quality franchise in Florida’s largest banking markets

Commitment to Value Orientation

Attractive Market Demographics

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Summary Demographic Data by County

Core markets are expected to exhibit strong growth in the coming years

Population

Total

Median Household Income

Per Capita

Actual

Change

Est. Change

Households

Actual

Change

Est. Change

Income

County

2010

2000-2010

2010-2015

2010

2010

2000-2010

2010-2015

2010

Brevard

558,359

17.25%

3.34%

230,265

$51,144

27.53%

12.08%

$26,322

Broward

1,754,788

8.12

(0.36)

687,170

54,548

30.21

14.00

27,635

Hillsborough

1,214,853

21.61

4.66

474,209

52,789

29.76

13.34

26,545

Indian River

143,385

26.95

9.74

64,018

50,479

27.37

11.32

31,442

Miami-Dade

2,463,726

9.34

2.34

846,319

46,323

28.69

14.67

21,869

Orange

1,118,349

24.77

4.84

412,610

53,545

29.34

13.04

25,257

Palm Beach

1,294,546

14.44

1.88

531,832

58,922

30.76

14.44

33,042

Pasco

470,348

36.43

8.69

194,250

42,335

27.95

16.47

21,999

Pinellas

922,197

0.08

(1.73)

411,083

47,681

28.29

14.68

28,371

Pro Forma Balance Sheet Post-Anderen Merger

Combined Company ($MM) (1)

Total Assets:

$1,628

Cash & Securities:

$416

Total Loans & Leases:

$1,014

Deposits:

$1,349

Tangible Common Equity(1)

179

(1)

Tangible common equity displayed for Anderen represents the stock portion of the transaction consideration (i.e. 50%).  Non-GAAP financial measure. See reconciliation in the Appendix.

1st United Ranks Among Top 10 Largest Florida Headquartered Publicly-Held Banks

    (dollars in thousands)

(1) Pro forma with Anderen

Source:  SNL Financial.  Data as of 12/31/11 (excluding savings associations)

Florida-Headquartered Banks Ranked by Assets

Total Assets

12/31/2011

1

BankUnited, Inc.

11,322,038

2

BFC Financial Corporation

4,886,839

3

BankAtlantic Bancorp, Inc.

3,740,654

4

Capital City Bank Group, Inc.

2,641,312

5

CenterState Banks, Inc.

2,284,459

6

Seacoast Banking Corporation of Florida

2,137,375

7

1st United Bancorp, Inc.

1,672,900

(1)

8

Great Florida Bank

1,192,419

9

First Southern Bancorp, Inc.

1,169,897

10

Stonegate Bank

854,904

Rank

Company Name

Appendix

Non-GAAP Financial Reconciliation

(dollars in thousands, except per share amounts)

Reconciliation of  Non-GAAP Financial Measures (FUBC Standalone)

December 31,

December 31,

2011

2010

Total assets

$1,421,247

$1,267,181

Goodwill

(51,969

)

(45,008

)

Other intangibles, net

(3,260

)

(3,289

)

Tangible assets

$1,366,018

$1,218,884

Shareholders’ equity

$215,353

$173,488

Goodwill

(51,969

)

(45,008

)

Other intangibles, net

(3,260

)

(3,289

)

Tangible shareholders’ equity

$160,124

$125,191

Book value per common share

$7.04

$7.00

Effect of intangible assets

(1.80

)

(1.95

)

Tangible book value per common
share

$5.24

$5.05

Equity to total assets

15.15

%

13.69%

Effect of intangible assets

(3.43

)

(3.42

)

Tangible equity / Tangible assets

11.72

%

10.27

%

Non-GAAP Financial Reconciliation

(dollars in thousands, except per share amounts)

Reconciliation of  Non-GAAP Financial Measures (FUBC Standalone)

QTD

YTD

December 31,

2011

December 31,

2011

Average Earning Assets

$1,243,829

$1,136,280

Net Interest Income

$14,251

$54,060

Discount accretion on acquired

loans which were resolved at

above carrying value

(

1,398

)

(

3,801

)

$12,853

$50,259

Net interest margin

4.55

%

4.75

%

Impact of discount accretion on

acquired loans which were

resolved at above carrying value

(

0

.45

)

(

0

.40

)%

Core net interest margin

4.10

%

4.3

5

%